SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

Braskem

BRASKEM DAY 23





FORWARD-LOOKING STATEMENTS

- This presentation may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words "project," "believe," "estimate," "expect," "plan", "objective" and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company's control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This presentation does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.
- This presentation was updated as of November 28, 2023, and Braskem does not assume any obligation to update it in light of new information and/or future developments.
- Braskem undertakes no liability for transactions or investment decisions made based on the information in this presentation.

BRASKEM DAY 23



AGENDA

TIME (BRT)	PRESENTATIONS	PRESENTERS
11:00 am – 11:10 am	Opening	Roberto Bischoff
11:10 am – 12:00 am	Business Units	
11:10 am – 11:30 am	Brazil/South America	Edison Terra & Isabel Figueiredo
11:30 am – 11:40 am	USA & Europe	Stefan Lepecki
11:40 am – 11:50 am	Mexico	Stefan Lepecki
11:50 am – 12:00 am	Green PE	Walmir Soller
12:00 am – 12:10 am	Alagoas Geological Event	Pedro Freitas
12:10 am – 12:30 am	Financial Results	Pedro Freitas
12:30 am – 12:45 am	Corporate Strategy	Rosana Avolio
12:45 am – 12:50 am	Final Remarks	Roberto Bischoff
12:50 am – 13:20 am	Q&A	Everyone

Braskem

BRASKEM DAY 23

OPENING

Roberto Bischoff
CEO

Braskem

BRASKEM IN NUMBERS

GLOBAL COMPANY:

- **40** INDUSTRIAL UNITS IN 4 COUNTRIES
- **14** COMMERCIAL OFFICES
  LATAM, NAM, Europe and Asia
- CLIENTS IN MORE THAN **70** COUNTRIES

LEADER IN THE REGIONS WHERE IT OPERATES:

- **#6** LARGEST PRODUCER IN PE, PP AND PVC
- **#1** PRODUCER PE, PP AND PVC IN THE AMERICAS

#1 PP Producer in North America

#1 PE, PP and PVC Producer in Latin America

EFFICIENT CAPITAL ALLOCATION:

- Recurring EBITDA
  US$2.8 BILLION
  (cycle average)[1]
- Operating cash generation[2]
  US$2.1 BILLION
  (cycle average)[1]



Braskem

Source: Braskem. Note (1): Average for the years 2016-2020. Note (2): Operating cash generation = Cash generated by operating activities – additions to fixed assets and intangible assets.

GLOBAL COMPANY

INDUSTRIAL & COMMERCIAL FOOTPRINT


Netherlands
1
Rotterdam
Germany
2 1
United States
2 5 1
Philadelphia
Houston
Mexico
1 4 1
Asia
1 2
Japan
Singapore
India
Latin America
4
Peru
Chile
Colombia
Argentina
Brazil
4 29 3
Salvador
São Paulo
Rio de Janeiro
Porto Alegre
Under development
BraskemSiam

Production Capacity:

- PP: 625 kton/year
- PP: 2,021 kton/year
- PE: 1,050 kton/year
- Ethylene: 3,752 kton/year
  Green Ethylene: 260 kton/year
  PE: 3,055 kton/year
  PP: 1,850 kton/year
  PVC: 710 kton/year
  Chlorine: 400 kton/year
  Caustic Soda: 460 kton/year
  Main chemicals: 5,716 kton/year

Legend

COMMERCIAL OFFICES | REPRESENTATIVE OFFICE | INDUSTRIAL FACILITY | INNOVATION CENTER

Braskem

Source: Braskem.

LEADER IN AMERICAS

#1 PE + PP + PVC Producer in the Americas

Production capacity in kton/year


3,533
4,226
6,079
6,641
6,858
7,444
8,686
Braskem 2002
#5
#4
#3
Braskem 2012
#2
Braskem 2022

#1 PP Producer in North America

Production capacity in kton/year


876
1,150
1,198
1,332
1,964
2,021
#5
#4
#3
Braskem 2012
#2
Braskem 2022

#1 PE Producer in Latin America

Production capacity in kton/year


58
240
430
765
1,870
3,045
4,105
#5
#4
#3
#2
Braskem 2002
Braskem 2012
Braskem 2022

Leadership and scale in the petrochemical sector are fundamental to ensuring efficiency and profitability

Source: External consulting.

RISK MITIGATION STRATEGY THROUGH DIVERSIFICATION

Feedstock: higher exposure to competitive feedstock

FEEDSTOCK PROFILE BY PRODUCTION CAPACITY



(%)
20.0%
80.0%
2009
2.4%
2.5%
21.2%
38.1%
35.8%
2020
2.4%
2.5%
21.2%
38.1%
35.8%
2022
2.0%
3.0%
21.0%
38.0%
36.0%
2023 YTD
Naphtha
Propylene
Gas
Ethanol
Flex

Geography: less exposure to a particular economy

RECURRING EBITDA BY REPORTABLE SEGMENT



(%)
100%
2009
12%
15%
72%
2020
10%
30%
60%
2022
8%
38%
55%
2023 YTD
Brazil
USA & Europe
Mexico

Portfolio: more than 100 products[1] including commodities and specialties



Resins: PE, PP and PVC



Olefins and Aromatics: Ethylene, Propylene, Butadiene, Butene, Benzene, Cumene, Ortho-xylene, Paraxylene

I´m green™ bio-based:

- PE bio-based
- EVA bio-based
- PE Wax bio-Based



Specialties: Hydrocarbon Resins (Unilene®), PIB, Heavy Olefins (Nonene and Tetramer), Isoprene and C5s chains, Waxes

The diversification strategy allows Braskem to mitigate volatility risks during cycles

Source: Braskem. Note (1): Considers product family.

SOLID FOUNDATION THAT ENABLES GROWTH

SAFETY

Safe operations as a **PERMANENT AND NON-NEGOTIABLE VALUE**

Accident rate with and without lost time


(1MM/HHT)
1.31
0.95
0.86
0.85
0.97
0.50
2019
2020
2021
2022
2023 YTD
2030

Performance consistently higher than the sector average, which is 3.25, according to ACC[1], per million of hours worked

PEOPLE

A **human-centered company** that promotes diversity, inclusion and human rights

Value proposition

- Encourage connection and knowledge exchange
- Encourage each member to be a protagonist
- Spirit of serving
- Support the communities around you

Management with extensive operational experience, knowledge of petrochemical markets and M&A history that supported Braskem's global expansion

GOVERNANCE

Governance and compliance in line with **best market practices**

Main highlights

- Meets B3 requirements for Level 1 and several Level 2 and Novo Mercado requirements
- Maintenance of ISO 37001 since 2021
- Completion of monitoring of the Company's Compliance System by CGU[2], AGU[3], MPF[4], DoJ[5] and SEC[6]

Robust and independent compliance system, with governance in line with best practices

Source: Braskem. Note (1) American Chemistry Council, base 2018. Note (2) CGU: Comptroller General of the Union (BRA). Note (3): AGU: Attorney General of the Union (BRA). Note (4) MPF: Federal Public Ministry (BRA). Note (5): United States Department of Justice. Note (6): Securities and Exchange Commission (USA).

Braskem

CORPORATE STRATEGY FOCUSED ON GROWTH THROUGH ITS AVENUES AND VALUE CREATION

STRATEGIC PILLARS

Productivity and Competitiveness
Drive toward top quartile focusing on decarbonization initiatives and high value investments

Sustainability
Be a reference in the global chemical and plastics sector in sustainable development

Growth & Diversification
Increase diversification in bio and circular feedstock and products

Innovation
Deliver high value sustainable solutions through chemical and plastic innovation

GROWTH AVENUES

Traditional Business
- Growth trough high value investments
- Decarbonize currents assets

➢ GOAL: to reach carbon neutrality by 2050 and to reduce 15% in scope 1 and 2 GHG emissions by 2030

Bio-based
- Grow Bio-based resins and chemicals products
- Increase use of bio-based feedstocks

➢ GOAL: expansion of our Green products production capacity to 1 million tons by 2030

Recycling
- Grow circular products capacity (mechanical recycling)
- Increase use of circular feedstocks (advanced recycling)

➢ GOAL: Grow to 1 million tons of resins and chemicals with recycled content by 2030

FOUNDATION

SAFETY | PEOPLE | GOVERNANCE

Shareholders Value Creation
- Continue to balance our capital allocation, returning value to shareholders over the cycle while investing in our business and its growth opportunities, generating positive impact for all stakeholders

Braskem

BRASKEM DAY 23

BRAZIL SEGMENT

Edison Terra
Vice-President of Olefins & Polyolefins South America (SAM)

Isabel Figueiredo
Vice-President of Vinyls & Specialties

Braskem

Braskem is the largest petrochemical company in South America, with 29 industrial units located in 5 states

BUSINESS MODEL – BRAZIL/SOUTH AMERICA

- **Integrated petrochemical in the production of resins (PE, PP and PVC), Caustic Soda and various other chemical products**, ensuring greater operational efficiency
- **Exposure to different types of feedstock**, such as naphtha, ethane, propane, propylene, HLR and ethanol
- The segment is formed by two integrated business units
  - **Olefins & Polyolefins**
  - **Vinyls & Specialties**

INTEGRATED

FEEDSTOCK	Braskem		CUSTOMERS
EXTRACTING/REFINING	CRACKING	POLYMERIZATION	CONVERSION
Naphtha / Gas / Ethanol	Chemicals: Ethylene/ Propylene/BTX[1]/Others	Resins: PE/PP/PVC	Plastic Converters
	1st GENERATION	2nd GENERATION	

CLIENTS

SEVERAL INDUSTRIES

3rd GENERATION

GEOGRAPHIC DISTRIBUITION & PRODUCTION CAPACITY

Production capacity in kton/year



ALAGOAS
PVC: 460
Caustic Soda: 460
Other Checmicals: 920

BAHIA
PE: 800
PVC: 250
Ethylene (flex) : 1,280
Propylene: 550
Other Chemicals: 1,671

RIO DE JANEIRO
PE: 540
PP: 310
Ethylene (gas base): 520
Propylene: 75
Other Chemicals: 19

SÃO PAULO
PE: 490
PP: 800
Ethylene (gas base): 130
Ethylene (naphtha base): 570
Propylene: 300
Other Chemicals: 1,264

RIO GRANDE DO SUL
PE: 1,225
PP: 740
Green Ethylene: 260
Ethylene (naphtha base): 1,252
Propylene: 660
Other Chemicals: 1,177

29 INDUSTRIAL UNITS

Braskem

Source: Braskem. Note (1): Benzene, toluene e xylene.

Scale, leadership and access to different types of feedstocks are differentiators of the Brazil segment

Differentials of Brazil Segment

- Leadership in the Brazilian market
- The only integrated petrochemical in Brazil
- Exposure to different feedstocks
- Close and differentiated relationship with customers
- Export capacity
- Scale

Leader in all its segments in Brazil, with a broad product portfolio, exposure to different feedstocks, and a close relationship with its customers

- **Leadership in all its segments in Brazil**
- **Integrated petrochemical industry** with a large portfolio
- **Exposure to different feedstocks**

ETHYLENE PRODUCTION CAPACITY IN BRAZIL BY FEEDSTOCK


Naphtha
Gas (ethane, propane or HLR¹)
Flex (naphtha or ethane)
Ethanol
73%
16%
5%
6%
100%

- In 2022, naphtha imports represented around 60% of total naphtha consumption in the period, with more than 20 suppliers

- **Optimized export capacity with opportunities in other regions** through commercial presence outside the country

- **Differentiated customer relationship**
  - Level of recommendation (NPS) increasing and higher than competitors

NPS SURVEY WITH BRAZILIAN CUSTOMERS²


+11
49
24
61
28
2021
2023
Braskem
Competitors

MAIN DIFFERENTIALS:

- ✓ Product
- ✓ Commercial service
- ✓ Technical Support (TS&D³)
- ✓ Local presence

  - Partnerships with customers to develop innovative applications and new markets

WINNING PARTNERSHIPS OF THE PACKAGING BIG CASES AWARD 2023



with Wenew PCR resin

Developed in CAZOOLO



with Wenew PCR resin

Source: Braskem. Nota (1): HLR: Hidrocarboneto Leve de Refinaria. Note (2): Study prepared by Qwest, a company specializing in market intelligence. Note (3): Technical Support & Development.



OLEFINS & POLYOLEFINS

1st GENERATION

OLEFINS	AROMATICS
Ethylene	Benzene
Propylene	Cumene
Butadiene	Paraxylene
Butane	Ortho-xylene
+ others	+ others

Production capacity

~7,380 kton/year

2nd GENERATION

POLYMERS
PE
PP
EVA

Production capacity

5,615 kton/year

Braskem

The Olefins & Polyolefins business supplies several segments and has a structuring effect in the economy...

NON-EXHAUSTIVE

Olefins & Aromatics are produced in the 1st generation, and are partly sold to other industry segments

Olefins

Ethylene
packaging, construction, hygiene and cleaning



Propylene
automotive, construction, personal care



Benzene
household appliances, hygiene and cleaning



Aromatics



Butadiene
automotive and footwear



Cumene
construction and automotive



Paraxylene
packaging and textiles

Polyolefins are produced in the 2nd generation and are used in several sectors to produce everyday products



Health

Prostheses, implants, medical devices, plastic diapers and materials for vaccines and medicines



Packaging and consumer goods

Rigid and flexible packaging for food and consumer goods, such as furniture and household items



Housing, infrastructure, water and sanitation

Production of furniture, household appliances, water pipes, containers, boxes, adapters and industrial tanks



Mobility

Car parts such as bumpers, glove compartments, air intake ducts, trunks, roofs, headlights and lanterns



Agriculture and food

Packaging for fruit and vegetables, beverages, grains, irrigation equipment and agricultural production support

Braskem

… and reducing its exposure of sales volume to a particular sector

OLEFINS & AROMATICS BUSINESS

PRODUCT SALES BY SEGMENT

(2022 – in % of sales volume)


3%
12%
15%
24%
46%

PLASTICS & FIBERS
Packaging, Construction, Appliances, Agro, Synthetic Fibers and Automotive

CHEMICALS
Epoxy, Nylon, Coatings, Lubricants, Surfactants, Cleaners and Water Treatment

ELASTOMERS
Automotive Tires, Household Utilities, Hospitality and Footwear

UTILITIES
Steam, Electricity, Water, Compressed Air and Hydrogen

EXPORTS
Propylene, Benzene, Butadiene, Ortho-xylene, Paraxylene and Pygas

~US$7.4 bi Revenue[1]

~13% EBITDA Margin[1]

~40% of Brazil's EBITDA[1]

POLYOLEFINS BUSINESS

SALES BY ECONOMIC SECTOR

(2022 – in % of sales volume)

PE


4%
4%
3%
1%
28%
6%
4%
19%
11%
18%

PP


5%
3%
3%
24%
8%
8%
10%
16%
24%

Consumer goods | Automotive | Cosmetic and Pharmaceutical | Infrastructure
Food | Retail Business | Construction
Agricultural Sector | Others | Industrial

~US$5.6 bi Revenue[1]

~16% EBITDA Margin[1]

~40% of Brazil's EBITDA[1]

Source: Braskem. Note (1): Average of 2020, 2021 and 2022.

Braskem

O&P's strategic focus for the short term is to strengthen operational efficiency, while growth initiatives are implemented

EFFICIENCY INITIATIVES

PRODUCT PORTFOLIO OPTIMIZATION

- Increasing participation in higher value-added markets by reviewing the product portfolio and discontinuing obsolete products

COST STRUCTURE OPTIMIZATION

- Reducing fixed and variable costs by renegotiating contracts with suppliers

OPTIMIZING PROCESSES

- Using data analytics and automation to improve logistics processes, optimize production and the complete cycle from order to payment

GROWTH AVENUES

DECARBONIZATION PROGRAM

- Implementing the Decarbonization Program's prioritized initiatives to reduce the Company's CO_2e emissions with a positive NPV

DIVERSIFICATION OF FEEDSTOCKS AND EXPANSION

- Diversifying Brazil's feedstock profile by increasing the share of ethanol and developing new sources of ethane and propane, enabling capacity expansion

CAPTURE OPPORTUNITIES BY EXPANDING THE PORTFOLIO OF RENEWABLE OLEFINS AND POLYOLEFINS

- Developing new molecules, technologies and ongoing projects that will expand Braskem's portfolio of olefins and polyolefins of renewable source

The higher availability of competitive feedstock in Brazil will enable investments to increase production capacity in the country

- Rio de Janeiro Petrochemical Complex (RJ): its industrial design was developed with the **possibility of expanding its capacity by 42%**
- Estimated CAPEX to the expansion: ~US$500-600 million
- The investment decision to expand the petrochemical complex in Rio de Janeiro will be **based on the greater availability of feedstock (ethane and propane)**
- The RJ complex is Braskem's most competitive in Brazil, with the **highest utilization rate compared to other crackers in the country for the 8th consecutive quarter**[2]



Petrochemical Complex in Rio de Janeiro, Duque de Caxias

Braskem reinforces its commitment with strengthening the chemical industry and the plastics chain in Brazil, increasing its competitiveness in the local and international markets

Source: Braskem. Note (1): Considering crackers in São Paulo, Bahia, Rio de Janeiro and Rio Grande do Sul, and 3Q23 as reference.



VINYLS & SPECIALTIES

1st GENERATION, INTERMEDIARIES, 2nd GENERATION

VINYLS	FUELS	SOLVENTS	SPECIALTIES
PVC	Gasoline A	Toluene	PIB
Caustic Soda	Gasoline Premium	Xylene	Unilene ®
Hypochlorite	EBTE / MTBE	Pluract™	Isoprene
Hydrochloric acid	Special Butane	Turpentine	DCPD
+ others	Special Propane	Ezolem™	Piperylene
	LPG	+ others	Nonene and Tetramer
	+ others		Green PE Wax
			+ others

Production capacity

~2,800 kton/year

Braskem

The Vinyls & Specialties business produces a portfolio with specific applications for different market segments

Vinyls & Specialties products are separated into four categories and serve different segments

NOT EXHAUSTIVE

Vinyls


CONSTRUCTION


FASHION


MEDICAL AREA


HOSES, WIRE AND CABLES


PULP AND PAPER


CHEMICALS

~70% of Braskem's PVC is used in the construction segment

Fuels


AUTOMOTIVE GASOLINE


BOOSTERS


PROPELLANTS


COOKING GAS

Braskem is the 3rd largest gasoline producer in Brazil

Solvents


PAINTS AND VARNISHES


AGRIBUSINESS


ADHESIVE


CHEMICALS

~60%[1] of Braskem's commercial portfolio is dedicated to the paints and varnishes segments

Specialties


PAINTS AND VARNISHES


COATINGS AND ADHESIVE


LUBRICANTS


COSMETICS


RUBBER, TIRES AND SOLES SHOE


DETERGENTS

Global presence in more than 40 countries

Source: Braskem. Note (1): Considers direct sales and via distributors.

The large V&S portfolio contributed significantly to the diversification and resilience of the Company's portfolio profitability

VINYLS & SPECIALTIES BUSINESS

SALES BY ECONOMY SECTOR

(2022 – in % of sales volume)


12%
6%
6%
3%
3%
3%
3%
2%
2%
5%
57%

- Fuels and Boosters
- Tubes and Connections
- Distribution
- Paper and Pulp
- Paints
- Compounds
- Steel and Mining
- Chemistry and Petrochemistry
- Profile
- Soap and Cleaners
- Others

US$2.4 bi
Revenue[1]

~13%
EBITDA Margin[1]

~15%
of Brazil EBITDA[1]

CONSISTENT PROFITABILITY THROUGH THE CYCLE

SOLVENTS
+
SPECIALTIES
+
BIO-BASED (New Category)
=

Stable margin throughout the petrochemical cycle

~35%
EBITDA Margin[1]

~US$150 MM
EBITDA[1]

The portfolio diversification is one of Braskem's strategic pillars

Braskem

| Source: Braskem. Note (1): Average of 2020, 2021 and 2022.

Innovation and Sustainability are part of the Vinyls & Specialties business and its broad product portfolio

RECENT RELEASES

WOOD FROM PVC AND RICE HUSKS

- **Rice husk and PVC** are the **basis of the innovative Resysta®** **formula**
- Developed with German technology, it is **100% recyclable** and has the **look and feel of natural wood**
- With a high level of resistance, durability, and quality product

Resysta® THE BETTER WOOD


FURNITURE
DECKS
FACADES
among other applications

POLYETHYLENE WAX FROM RENEWABLE SOURCE

I'm green

- **World's first PE wax from a renewable source**
- **Produced from sugarcane ethanol**, the new solution offers a smaller **CO2 footprint, is recyclable,** and has a multi-market application
- Used as a viscosity modifying agent in several formulations, **it has the same properties and performance as the version made with PE of fossil origin**
- Directed to the production of adhesives, pigments, cosmetics, coatings and other compounds used in thermoplastic resin transformation processes



Braskem

Vinyls & Specialty concentrations are in efficiency associated with expansion of the product portfolio with resilient margins and market development

EFFICIENCY INITIATIVES

DEVELOPMENT / IMPROVEMENT OF TECHNOLOGIES

- Implementing technological improvements in V&S projects, focusing on maximizing business value

COST STRUCTURE OPTIMIZATION

- Reducing fixed and variable costs, through the renegotiation of contracts with suppliers and reducing logistics costs

GROWTH AVENUES

DECARBONIZATION PROGRAM

- Implementing the prioritized initiatives of the Decarbonization Program to reduce the Company's CO_2e emissions with a positive NPV

DIVERSIFICATION OF PRODUCTS AND GEOGRAPHIES

- Diversifying the product offer, prioritizing V&S projects that also bring opportunities for geographic diversification, and also considering strategic partnerships

PORTFOLIO EXPANSION

- Increasing the use of sustainable feedstock, thus expanding the offer of products from feedstocks from renewable and circular sources

Braskem is prepared to capitalize on current and future opportunities of Vinyls & Specialties

The Basic Sanitation Legal Framework should boost the demand for PVC and HDPE[1] in Brazil

- **The Brazilian PVC market will have a new boost in demand growth in 2024**, with the execution of works derived from the Basic Sanitation Legal Framework
- According to the target defined in PLANSAB[2], by 2033 the **water supply network will increase by ~333 thousand km** and the **sewage network by ~252 thousand km**
- **PEAD will also play an important role** in these works, with applications for water treatment and solid waste treatment through pipes, and geomembranes, among other products

To achieve PLANSAB's goals of expanding the water and sewage network, around 4.6 million additional tons of resins will be used by 2033, 98% of which will be PVC and HDPE[3]

The specialties have a promising future through new projects and partnerships to create value

- The Specialties business has a positive EBITDA track record, with **solid growth since 2018**, and has more than 200 clients around the world, 70% of which are abroad
- The Specialties business strategy focuses on **maximizing the value of available flows** in industrial units and on portfolio and geographic diversification
- Selection of projects that are currently under study for the possible **formation of partnerships and joint ventures** that enhance the generation of new business

Source: Braskem. Note (1): High Density Polyethylene. Note (2): National Basic Sanitation Plan. Note (3): External Consultants.

USA & EUROPE SEGMENT

Stefan Lepecki
Braskem Idesa CEO

Braskem is leader in PP production in North America, besides having a PP production and a relevant commercial center in Europe

BUSINESS MODEL

- **USA: PP plants** with flexibility in purchasing feedstock
- **Largest PP producer in North America**



Top 5 largest PP capacities in North America[1]
(in kton/year)
Braskem
2nd
3rd
4th
5th
2,021
1,964
1,198
1,150
876

- **Europe:** PP plants, **export platform, and global logistics** for whole Braskem through the international office in Rotterdam



FEEDSTOCK
CRACKING
Propylene
1st GENERATION
Braskem
POLYMERIZATION
Polypropylene (PP)
2nd GENERATION
CUSTOMERS
CONVERSION
Plastic Converters
3rd GENERATION

GEOGRAPHIC DISTRIBUITION & PRODUCTION CAPACITY

Production capacity in kton/year

UNITED STATES

- PP: 2,021



NEAL, WV
PP: 240
DELTA – LA PORTE, TX
PP: 450
LA PORTE, TX
PP: 354
PHILADELPHIA, PA
International Office
PITTSBURGH, PA
Innovation & Technology Center
LA PORTE, TX
Ultra-high molecular weight polyethylene plant (UTEC)
OYSTER CREEK, TX
PP: 336
MARCUS HOOK, PA
PP: 414
SEADRIFT, TX
PP: 227

EUROPE

- PP: 625



GERMANY
WESSELING
PP: 260
SCHKOPAU
PP 365
NETHERLANDS
ROTTERDAM
International Office

7 INDUSTRIAL UNITS

Source: Braskem. Note (1): External Consultants.

Braskem

The PP business in the United States is diversified in terms of clients and suppliers, and Europe captures global synergies for whole Braskem

Differentials of USA & Europe segment

- Leadership in the North American market
- Flexibility when purchasing propylene in the USA
- Solid and diversified customers portfolio
- Solid track record of growth
- Strategic located in Europe
- Promotes synergy across all Braskem

Diversification of suppliers and customers, with a consistent growth track record

- Braskem began operating in the US in 2010 and has **strengthened its presence in the country through M&As and DBN's** over the last 13 years

2010	Acquisition of 3 PP plants from Sunoco
2011	Acquisition of 2 PP plants from Dow
2012	Splitter acquisition in Marcus Hook
2016	DBN[1] in Marcus Hook
2017	UTEC plant
2020	Delta Project
2020	Export Center in Charleston

- **Flexibility in feedstock purchasing** through various propylene sources, such as PDHs[2], refineries, and petrochemical complexes
- PP sales to more than 400 clients, **serving a wide variety of the economy sectors,** such as:

Automotive



Industrial



Packaging



Synthetic Fabrics



Besides the PP plants, the headquarter in Rotterdam acts as a commercial hub for feedstock and products

- **Feedstock integrated transport to PP plants,** through pipes connected to suppliers
- **Headquarter strategically located in Rotterdam,** which is an important hub for the global feedstock trading

5th position among 139 countries in World Bank *Logistics Performance Index* 2023

170 million of consumers within a 500km² radius

Attendance by 19 of the world's 25 biggest chemical players

It is part of the ARA port area (Amsterdam-Rotterdam-Antwerp)

- **Global charter strategy and management** performed by Netherlands' team, **enabling synergies in an integrated global feedstock and chemicals operation**
- **Geographic proximity to the main global feedstock suppliers,** mostly based in Europe, Middle East, USA, and Africa

Source: Braskem. Note (1): DBN: Debottleneck. Note (2): PDH: Propane Dehydrogenation, an industrial process for producing propylene from propane.

Braskem

In this context, the USA and Europe segment makes an important contribution to the Company's consolidated results, in addition to being vehicles for Braskem's internationalization

Average utilization rate of PP plants

(%)


87%
86%
89%
87%
80%
79%
Period average ~85%
2018
2019
2020
2021
2022
2023 LTM[1]

PP Sales Volume

(kton)


1,923
1,920
1,968
2,217
2,097
2,113
Period average 2,040
2018
2019
2020
2021
2022
2023 LTM[1]

EBITDA and EBITDA margin

(US$ million, % and US$/t)


Recurring EBITDA
EBITDA margin
Average PP[2] spread
Downcycle in the petrochemical sector from 2H22 onwards
579
572
564
1,079
869
466
20%
15%
12%
27%
13%
6%
646
379
352
1,608
609
197
2018
2019
2020
2021
2022
2023 LTM[1]

Recurring EBITDA in the USA & Europe represents ~25%[3] of the consolidated Recurring EBITDA of the Company's segments

Source: Braskem and External Consultants. Note (1): Last Twelve Months. Note (2): 72%*(PP USA – Propylene PGP USA) + 28%*(PP Europe – Propylene PGP Europe).
Note (3): Considers the average since 2018.

Braskem

The concentrations in the USA and Europe are focused on the efficiency of the PP business, capturing global synergies and the development of new business models

EFFICIENCY INITIATIVES

STRENGTHEN THE COMPETITIVENESS OF ASSETS

- Optimizing asset portfolio and cost structures
- Seeking opportunities for strategic partnerships to create value and promote growth

DEVELOP BIOPOLYMER MARKETS

- Identifying market opportunities for the Company's renewable product portfolio

DEVELOP NEW BUSINESS MODELS

- Focusing on creating value and capturing synergies between Braskem's businesses

GROWTH AVENUES

PARTNERSHIP OPPORTUNITIES

- Developing strategic partnerships for the growth of existing and new businesses

DECARBONIZATION PROGRAM

- Continuing to implement the prioritized initiatives of the Decarbonization Program to reduce CO_2e emissions and the Company with a positive NPV

DEVELOP RENEWABLES BUSINESS

- Diversifying the bio-based portfolio through the development of Green PP
- Accelerating the development of biotechnologies at the Renewables Innovation Center in Lexington (under construction, opening in 2024)

Braskem continues to focus on implementing initiatives to increase global synergies and value creation projects

OPPORTUNITIES FOR PARTNERSHIPS AND DEVELOPMENT OF NEW PRODUCTS

- **Evaluate structural moves to increase scale and profitability**, such as M&A and JVs, and vertical integration opportunities

INTEGRATED PP CHAIN IN THE USA

Potential opportunities to integrate Braskem's positioning in the PP chain in the North American market through upstream integration in the propylene market

- Increase competitiveness in the region and globally
- Improve geographic and feedstock diversification

- **Project to produce green PP from renewable sources with a negative carbon footprint in the United States**, which is currently under study to **produce the world's first green PP on an industrial scale**

CAPTURING NEW SYNERGIES FOR THE WHOLE BRASKEM THROUGH CUSTOMERS, SUPPLIERS AND LOGISTICS

- **Expansion of the portfolio of international clients** for all Company's segments
- **Identify opportunities for the Company's recyclable and bio-based products and feedstock,** which should grow in demand due to government policies and commitments made by the region that promote the use of such materials
- **Development of Braskem Trading & Shipping ("BT&S"),** which will operate, mainly:
  - in **the international supply of feedstock** for all segments of the Company (Naphtha and Ethane)
  - **expand the portfolio of global feedstock suppliers,** monitoring and capturing supply opportunities from other regions
  - providing **long-term charter competitiveness**
  - develop **charters with lower CO_2 emissions**

Braskem

BRASKEM DAY 23

MÉXICO SEGMENT

Stefan Lepecki
Braskem Idesa CEO

Braskem

Braskem Idesa is the largest polyethylene producer in Mexico: JV 75% Braskem and 25% Grupo Idesa



Braskem Idesa Petrochemical Complex in Nanchital, Veracruz (Mexico)

Source: Braskem.

Braskem Idesa has its integrated business model between 1st and 2nd generation

BUSINESS MODEL

- **Integrated complex for the production of ethylene and polyethylene (PE)**
- It uses **ethane as feedstock**, supplied by PEMEX and other international suppliers
- **Largest petrochemical complex ever built in Latin America**
- **Petrochemical complex with all utility units necessary for PE production**, such as logistics park, water and effluents treatment, warehouses, and energy cogeneration


INTEGRATED
FEEDSTOCK
EXTRACTION/REFINING
Ethane
Braskem Idesa
CRACKING
Ethylene
POLYMERIZATION
Polyethylene (PE)
CUSTOMERS
CONVERSION
Plastic Transformers
1st GENERATION
2nd GENERATION
3rd GENERATION

GEOGRAPHIC LOCATION AND CAPACITY

Production capacity in kton/year


Gulf of Mexico Region
VERACRUZ
Ethylene: 1,050
PE: 1,050
TERMINAL QUÍMICA PUERTO MÉXICO (TQPM) (in construction)

4 INDUSTRIAL UNITS

Braskem Idesa is well positioned on the global cost curve due to its use of ethane: the most competitive feedstock in the industry

Differentials of Mexico segment

- Commercially competitive and diversified
- Competitive feedstock
- Self-sufficient in energy generation
- New complex, integrated and last generation
- Strategic location
- Multimodal Logistic

Unique, integrated asset, with competitive costs and global scale, strategic geographic location, with access to the deficit domestic market and the global market

Most competitive feedstock in the industry

Braskem Idesa is at the beginning of the 2nd quartile of the global ethylene cost curve[1]

Access to the Mexican market with consistent growth

Consolidated customer portfolio with more than 200 active customers from diversified segments

Competitive export to more than 50 countries

Differentiated geographic location to access the most relevant global markets, taking advantage of several free trade agreements in Mexico

Competitive and diversified logistics infrastructure

Use of rail, road, and maritime modes

MEXICAN PE MARKET AND MARKET SHARE


(MMt and %)
PEMEX
Braskem Idesa
Imported
CAGR²
5.0%
2.12
21%
12%
67%
2020
2.30
17%
7%
76%
2021
2.40
19%
79%
2022
2.45
2023e¹

MULTIMODAL LOGISTIC PLATFORM







Braskem

Source: Braskem. Note (1): Based on information from external consultants. Note (2): Compound annual growth rate.

Additionally, due to the implementation of initiatives to stabilize ethane supply, Braskem Idesa has been increasing its utilization rate continuously since 2021

Average utilization rate of PE plants

(%)


77%
76%
74%
66%
73%
73%
Period average ~73%
2018
2019
2020
2021
2022
2023 LTM¹

PE Sales Volume

(kton)


799
813
845
638
767
803
Period average 777
2018
2019
2020
2021
2022
2023 LTM¹

EBITDA and EBITDA MARGIN

(US$ million, % and US$/ton)


Recurring EBITDA
EBITDA Margin
Average PE Spread²
Record spread in 2021
Down cycle in the petrochemical sector from 2H22
977
708
729
1,535
892
738
51%
47%
37%
51%
19%
5%
614
361
283
620
212
42
2018
2019
2020
2021
2022
2023 LTM¹

Mexico's Recurring EBITDA represents ~14%³ of the Company's consolidated Recurring EBITDA

Source: Braskem and External Consultancies. Note (1): Last Twelve Months. Note (2): PE USA Mix (0,286*LDPE USA + 0,714*HDPE USA) – Ethane USA. Note (3): Considers the average since 2018.

Braskem

Braskem Idesa's strategy is aimed at maximizing its short-term profitability, ensuring financial health, to finance its organic growth

EFFICIENCY INITIATIVES

AVAILABILITY OF FEEDSTOCK AND UTILIZATION RATE

- Increasing feedstock availability to operate at utilization rates above 90% consistently

FINANCIAL HEALTH

- Preserving financial health, through the disciplined capital allocation and implementation of initiatives for financial preservation

COMMERCIAL AND LOGISTICS SYNERGIES WITH BRASKEM

- Optimizing commercial and logistical synergies with Braskem through the services offered by Braskem's headquarter in Rotterdam

GROWTH AVENUES

CONCLUSION OF ETHANE IMPORT TERMINAL AND EXPANSION OF BRASKEM IDESA

- Enable up to 120% of ethane needs for Braskem Idesa's current production capacity
- Expand Braskem Idesa's production capacity after the start of terminal operations

DECARBONIZATION PROGRAM

- Implementing the prioritized initiatives of the Decarbonization Program to reduce the Company's CO_2e emissions with a positive NPV

In recent years, the ethane avaliability was a challenge for Braskem Idesa, which was overcome with short-term actions and long-term structuring projects

Braskem Idesa Ethane supply


(kbpd)
PEMEX
Fast Track
Ethane Terminal
Braskem Idesa's current production capacity
66 kbpd (100%)
47
40%
60%
48
35%
65%
65
54%
46%
80
2022
2023 YTD
2024e¹
2025¹

Current Structure (since 2020)

up to **35** kbpd

IMPORTED ETHANE (Fast Track Solution)

SHORT TERM SOLUTION

Since 2020, the Company has imported ethane from USA using ships and trucks

30 kbpd

NATIONAL ETHANE (PEMEX)

Contractual volume of 30 kbpd² of ethane, with preemptive right to acquire surplus ethane from PEMEX until 2045

Structure from 2025

Ethane Import Terminal

DEFINITIVE SOLUTION

in construction to supply Braskem Idesa with reliable feedstock in the long-term

ESTIMATED VALUE CAPTURE² — EBITDA ~US$50 MM

For **cost optimization**, Braskem Idesa will capture **opportunities in the balance between ethane supplied by Pemex and imported** from definitive solution

Source: Braskem. Note (1): Considers installed capacities and current contracts. Note (2): considers the increase in the efficiency of logistics costs and the fixed cost of the asset.

The construction of the Ethane Terminal will ensure the supply of ethane necessary for Braskem Idesa to reach full utilization of its capacity

ETHANE IMPORT TERMINAL

DEFINITIVE SOLUTION

Ownership Structure	JV between Braskem Idesa and Advario (50%/50%)
Supply Capacity	~80,000 barrels of ethane per day (120% of current need)
Estimated total investment	~US$580 million (with ~US$446 million of CAPEX ex-VAT)
End of construction	2nd semester of 2024
Physical Progress	48% until Oct/23

Virtual image of the project



Aerial image – Oct/23



Aerial image – Oct/23



CAPITAL STRUCTURE AND FINANCING


Braskem Idesa
50 / 50
ADVARIO
Partners for progress
30% Equity
Project Finance
70% financing
Terminal Química
PUERTO MÉXICO
Braskem Idesa
Offtake Contract

- Issued by Terminal Química Puerto México ("TQPM") with the support of its shareholders, Braskem Idesa e Advario
- Financing in the **Syndicated Project Finance Loan** modality, with the participation of 6 financial institutions, and usual guarantees for transactions of this nature
- **Term of 5 years**
- **The project's capital structure will be** 30% equity and 70% debt of all capital invested throughout the project[1]

Source: Braskem. Note (1): includes total do project CAPEX, VAT and interest capitalized during construction.

Braskem Idesa is implementing its decarbonization strategy and evaluates the possibility of expanding its production capacity

DECARBONIZATION

- **Braskem Idesa's decarbonization strategy will enable the achievement of its CO_2e reduction objective**

Energy Efficiency and Process Optimization Projects

Projects and initiatives focused on making better use of natural resources and reducing energy consumption

Capture of CO_2 generated in steam boilers

Projects to capture CO_2 generated in boilers and use or store it safely and effectively

Renewable Energy

Projects associated with the use or generation of sustainable energy

OBJECTIVE

2021 Sustainability Linked Bond KPI

15%

Reduce CO_2e emissions[1] by 15% until 2028

EXPANSION OF CURRENT CAPACITY

- **After the start of terminal operation**, Braskem Idesa will have sufficient supply to enable the **expansion of the complex by up to 20% of its current ethylene and PE production capacity**
- The project is currently **under evaluation** to be implemented in 2027, with **an estimated CAPEX of ~US$100 million**



Braskem Idesa Petrochemical Complex in Nanchital, Veracruz (Mexico)

THE EXPANSION WOULD INCREASE BRASKEM IDESA'S PRODUCTION CAPACITY WITH MARGINAL INVESTIMENT COST

EXPECTED VALUE CAPTURE | EBITDA **~US$100 MM**

Source: Braskem. Note (1): Scope 1 and 2.

Braskem

BRASKEM DAY23

GREEN PE I'm green BIO-BASED

Walmir Soller

Vice-President of Olefins & Polyolefins Europe and Asia

Braskem

Largest global producer of biopolymers, having established the first industrial-scale Green Ethylene plant in 2010

BUSINESS MODEL

- **Portfolio of products based on renewable feedstock (ethanol from sugar cane),** including Green Polyethylene (Green PE) and Green EVA, serving a wide variety of end customers in different sectors
- **Winning platform being the world leader in biopolymers,** with the ability to execute growth on a global scale
- Product portfolio driving value from the **renewable feedstock ecosystem and best practices in responsible sourcing**


INTEGRATED
FEEDSTOCK
HARVEST/ PRODUCTION
Sugarcane/Ethanol
Braskem
DEHYDRATION FROM ETHANOL
Green Ethylene
POLYMERIZATION
I'm green BIO-BASED
Green Polyethylene (PE)
CUSTOMERS
CONVERSION
Plastic Transformers
1st GENERATION
2nd GENERATION
3rd GENERATION

I'm green™ brand protected in all regions[1] of influence



Applied by **~200 companies and Brand Owners** in more than **300 products**

Internationally recognized brand

Packaging Innovations 2018 (Just Water)

Baby innovation Green Award 2019 (BiOBUDDI)

Braskem

Source: Braskem. Note (1): South America, USA, Europe and selected Asian countries.

I'm green™ PE bio-based has the same properties as traditional PE and a distinct value proposition based on a reduced carbon footprint[1] and certified by C14[1]

- Carbon negative
- Renewable feedstock
- Widely applicable
- Lower risk


Green PE
Traditional Plastic
SUGARCANE
ETHANOL
DEHYDRATION
PURIFICATION
GREEN ETHYLENE
POLYMERIZATION
Packaging is the main use of Green PE
Polyethylene (PE)
OIL
NAPHTHA
CRACKING
PURIFICATION
FOSSIL ETHYLENE
POLYMERIZATION

Source: Braskem. Note (1): smaller carbon footprint is proven by Life Cycle Analysis and renewable content verified by carbon dating.

Since 2010, the Company has offered a portfolio of products made from Green PE for a wide range of applications in different sectors

I'm green™ is used in more than **300 products** manufactured from **Green PE I'm green™ bio-based**


dantoy

Toys


Tetra Pak

Food packaging


J&J
SUNDOWN
I'm green

Personal Care


allbirds

Shoes


Wilson

Sport

Opening of a Braskem office in Japan


Braskem in the land
of the rising
sun
Braskem

In recent years, **Japan has been developing and implementing public policies to expand the use of plastics derived from renewable sources** in its economy

Sales of Green PE by region


Average 2020-23 YTD
47%
40%
10%
1%
2%
Europe
Asia
Brazil
North America
South America

Asia and Europe are the most relevant markets for I'm green™ biobased PE

Braskem

GREEN PE I'm green

Over the years, Braskem has improved the operational and financial performance of its Green PE and ETBE business

GREEN PE PRODUCTION CAPACITY AND SALES



% Utilization Rate
Production Capacity (kton)
Sales of Green PE (kton)
200 200 200 200 200 200 200 200 200 200 200 200 200 260
10 39 73 80 98 111 120 134 133 161 170 165 179
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 3Q 2023¹
11% 32% 37% 41% 46% 47% 65% 65% 71% 78% 87% 101% 95% 108%

NET REVENUE FROM GREEN PE + ETBE



(US$ million)
+35%
388 401 381 630 848
2018 2019 2020 2021 2022

In August/23, the historic record for monthly production of green ethylene was recorded

Source: Braskem. Note (1): Due to the conclusion of the project to expand in 60 thousand tons the green ethylene capacity at Rio Grande do Sul facility, the calculation of the utilization rate considers the production capacity of 260 thousand tons per year in 3Q23.

Additionally, the use of ethanol as a feedstock is supported by best sustainability practices

BIOMASS



ETHANOL

For production of Green polyethylene I'm green™ bio-based

I'm green BIO-BASED

RISKS IN THE CHAIN



RISKS

Human rights risks identified in the sugarcane/ethanol chain in 2017

ACTION PLAN

Responsible purchasing program, with a specific code of conduct for ethanol suppliers

RESPONSIBLE PURCHASE



CODE OF CONDUCT

Standards of conduct in the environment, human rights and quality, among others

AUDITS

Suppliers and sub-suppliers are audited regarding the effectiveness of standards

BONSUCRO/ISCC[2]



CERTIFIED PURCHASE

Certified suppliers in line with sustainability requirements in the sugarcane chain

CUSTODY

Specific procedures that guarantee the traceability of certified ethanol in the Braskem production chain

Source: Braskem. Note (1): ISCC – International Sustainability & Carbon Certification.

In 2023, the Company completed the expansion of its green ethylene production capacity in Brazil and signed the JV agreement with SCG Chemicals for a new project in Thailand

Conclusion of DBN in Rio Grande do Sul

In 2Q23, Braskem completed the project to **expand green ethylene production capacity to 260 kton/year** at the Triunfo petrochemical complex, in Rio Grande do Sul

Partnership with Lummus Technologies LLC

- Partnership to **develop and license green ethylene production technology**

LUMMUS TECHNOLOGY

- This technology builds on a suite of technologies that Lummus Technologies LLC licenses, including other monomers and derivatives, up to SAF[1]

Establishment of JV Braskem Siam

BraskemSiam
BIO-BASED POLYETHYLENE

Joint venture between Braskem & SCGC

I. Corporate Structure	JV between Braskem and SCG Chemicals, with 51% and 49% stake, respectively
II. Production Capacity	up to 200 thousand tons of green ethylene
III. Status	Front End Engineering Design (FEED) Procurement
IV. FID[2] expectation	4Q24
V. Technology	EtE EverGreen™ — Collaboration between Braskem & Lummus Technology

Source: Braskem. | Note (1): Sustainable Aviation Fuel. Note (2): Final Investment Decision.

I'm green™ bio-based polyethylene combines the versatility and processability of the fossil counterpart, but with the use of renewable feedstock with an advantage in carbon footprint

EFFICIENCY INITIATIVES

STRENGTHEN THE COMPETITIVENESS OF ASSETS

- Optimizing operations and production cycles of current assets

DEVELOP THE MARKET AND NEW APPLICATIONS

- Developing new market segments for the Company's renewable product portfolio
- Strengthening the responsible feedstock purchasing model, together with the local ecosystem

DEVELOPMENT OF NEW BUSINESS MODELS

- Develop a green ethylene hub to expand the portfolio with new solutions

GROWTH AVENUES

PARTNERSHIP OPPORTUNITY

- Developing strategic partnerships for geographic diversification and asset synergy

COMBATING CLIMATE CHANGE

- Accelerating the growth of the Company's business in chemicals and polymers made from renewable feedstock that remove CO_2e from the atmosphere

DEVELOP THE RENEWABLES BUSINESS

- Diversifying the portfolio of customers and bio-based applications through Green PE and green ethylene derivatives

BRASKEM DAY 23

ALAGOAS GEOLOGICAL EVENT

Pedro Freitas
CFO

Braskem

Since 2019, the Company has been working to resolve the Alagoas issue together with public authorities

Agreements and Terms signed with authorities

#	Agreement	Authorities
1	Technical cooperation term	Maceió City Hall in 2019
2	Agreement to Compensate Residents	MPF[1], DPU[1], MPE[1] and DPE[1] in 2020
3	Agreement with MPT[1]	MPT[1] in 2020
4	Agreement for Socio-Environmental Reparation	MPF[1] and MPE[1] in 2020[2]
5	Flexais Agreement	MPF[1], DPU[1], MPE[1] and Maceió City Hall in 2022
6	Global Agreement Term	Maceió City Hall in 2023

Examples of ongoing actions in the region

- Support for the **evacuation** and **relocation of residents from areas affected**
- **Urban mobility works**
- **Maintenance actions** in affected neighborhoods and **safety** for residents
- Actions to **prevent the proliferation of diseases** through pest control and monitoring
- **Drainage and sanitation works**
- **Plans to close salt mining wells and soil monitoring**

MORE THAN 1,500 PROFESSIONALS WERE MOBILIZED, INCLUDING SOCIAL TECHNICIANS, LAWYEARS, ENGINEERS, PSYCHOLOGISTS, VETERS, AMONG OTHER PROFESSIONALS

Source: Braskem. Note (1): MPF: Federal Prosecution Office; DPU: Union Public Defender; MPE: State Public Ministry; DPE: State Public Defender; MPT: Public Labor Ministry. Note (2): In 2023, the Municipality of Maceió signed the Term of Total Adhesion to the Socio-Environmental Agreement.

Braskem has been advancing in the implementation of defined actions that address the commitments made in the agreements and terms signed with the authorities

Action implementation status summary

Actions	Current Status of Actions	Current Completion Expectation
Reallocation and Compensation (PCF)	Reallocation of Residents: **+ than 99.2%** Compensation Proposals Presented: **99.8%** Paid Compensation Proposals: **93%**	Early 2024
Plans to close salt mining wells[1]	Progress in actions: **70%**	2024-2025
Encosta do Mutange stabilization and drainage project	Progress in the project: **+ than 62%**	2024
Urban Mobility Projects	**3 actions being implemented** out of a total of 11	3 actions in progress: 2024 Total of 11 actions: 2026
Flexais	**13 actions implemented** out of 23 actions foreseen in the **Flexais Agreement**	2024
PAS (Social Action Plan)	**24 social compensation** measures validated with the Authorities and 4 measures aimed at Heritage and Culture initiated	2024

Source: Braskem. Note (1): Works based on the current plan approved by the National Mining Agency.

Braskem

Braskem has been advancing in the implementation of defined actions that address the commitments made in the agreements and terms signed with the authorities



35 wells are **being closed**, following the plan approved by the ANM[1]



High-tech equipment is used to monitor the area



Works to **stabilize and drainage** the Encosta do Mutange



Flexais Project promotes professional training



Urban Mobility Action Package will improve the mobility of drivers, cyclists and pedestrians

| Source: Braskem. Note (1): ANM: National Mining Agency.

Activities and disbursements are within the expected schedule for the fronts, and at the end of 3Q24 it is estimated that the provision balance will be ~R$2.4 billion

Total Amount and Balance of Provisions[1]

(R$ billion)


14.4
-9.2
0.4
5.6
Around 2/3 of the total amount of provisions has already been disbursed by 3Q23
Total Amount of Provisions
Disbursements made
Realization of present value adjustment
Provision 3Q23²
58% SHORT TERM (until Sep/24)
~R$3.2 bi
42% LONG TERM (after 3Q24)
~R$2.4 bi

(R$ billion)

	ACTION FRONTS	TOTAL PROVISIONED	DISBURSEMENTS MADE	PROVISION 3Q23
1	REALOCATION AND COMPENSATION	5.7	4.4	1.4
2	CLOSURE AND MONITORING OF SALT WELLS	3.2	2.3	1.1
3	SOCIO-URBANISTIC MEASURES	1.7	0.4	1.4
4	ADDITIONAL MEASURES	3.8	2.2	1.7
	TOTAL	R$14.4 bi	R$9.2 bi	R$5.6 bi

The Company cannot eliminate future developments related to the matter or its associated expenses and the costs to be incurred by Braskem could differ from its estimates or accrued amounts

Source: Braskem. Note (1): The total amount of provisions related to the geological event in Alagoas is R$14.4 billion, of which R$9.2 billion has already been disbursed and an AVP (adjustment to present value) of R$0.4 billion. Note (2): The net balance of provisions at the end of June/23 was approximately R$6.5 billion, and at the end of September/23 it reached R$5.6 billion.

FINANCIAL RESULTS

Pedro Freitas
CFO

Margins in the petrochemical sector are driven primarily by industry spreads, company cost competitiveness, and scale

PROFITABILITY

		BRASKEM DIFFERENTIALS
Demand	Strong correlation with the pace of economic growth	Global company, leader in the markets in which it operates
Product Pricing	Follow international references and are defined by marginal producers in the global chain	Assets well positioned on the global ethylene and PP cost curve
Variable Costs	Feedstock are a key element in competitiveness and represent around ~60-70% of total production costs	Diversified base of assets, products and feedstock
Fixed Costs	Production scale influences the competitiveness of the petrochemical industry	Leader in the Americas and the sixth largest resin producer in the world

Given its differentials, Braskem has demonstrated its capacity for disciplined capital management, considering the cyclical nature of the sector

Recurring EBITDA[1] and Margin


(US$ million and %)
Recurring EBITDA
Recurring EBITDA Margin
19%
11%
18%
29%
11%
5%
3,049
1,514
2,082
5,645
2,060
500
2018
2019
2020
2021
2022
3Q23 LTM

Cash generation (ex-Alagoas)


(US$ million)
Cash Generation
431%
1,970
789
441
2,344
1,185
-89
2018
2019
2020
2021
2022
3Q23 LTM

	2018	2019	2020	2021	2022	3Q23 LTM
Alagoas Disbursement	-	-	225	542	531	621
Cash Generation (with Alagoas)	1,970	789	216	1,802	654	-709

Source: Braskem. Note: (1) EBITDA (-) non-recurring expenses, including expenses related to the geological event in Alagoas, PIS and COFINS credits (excluding the ICMS calculation basis) and others.

Additionally, Braskem adopts a conservative financial strategy to limit the risks associated with exposure to the cyclical and capital-intensive nature of its business

CONCEPTUAL

MAIN MITIGATION MECHANISMS FOR EACH RISK

Risk	Main mitigation mechanisms
1 Liquidity Risk	**Maintenance of a robust cash position**, with the objective of ensuring the permanent fulfillment of the Company's financial obligations **Calculation of a Minimum Cash** based on "monthly vision" and "yearly vision" **(approximately US$1.5 bi)**
2 FX Risk	**Braskem is a highly dollarized company**; Structurally, both its revenues and most of its costs are denominated in or indexed to Dollar Additionally, the Company reduces FX risk **by setting up a Long-Term Currency Hedge Program**
3 Commodity Risk	In the petrochemical industry, **feedstock and product prices are highly correlated**, creating a natural protection (a natural "hedge") over time Additionally, the mitigation may be achieved by **contracting Commodity Hedge operations**
4 Default Risk	**Development of a credit rating system** for all accounts receivable from clients in Brazil and abroad, with about 80-90% of the Company's accounts receivable **rated as minimal risk or low risk**

Braskem is exposed to risks (liquidity, FX, commodity prices variations, default and others)
However, the Company has mitigation mechanisms for these risks to protect its cash generation

Braskem

In this sense, Braskem continues to have a robust cash position and a very long debt profile

Debt Profile (US$ million) 09/30/2023[1]


Total cash
Total debt
Debt linked to Sustainability[2]
Stand by
4,415
3,415
3,415
63% of maturities concentrated after 2030
82
308
132
218
464
150
1,401
578
1,558
895
23
1,000
1,928
Cash on 09/30/2023
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034 onwards

Debt Indicators

- Sufficient liquidity to cover liabilities coming due in next **75 months**[3]
- Weighted average cost of debt is FX variation **+ 6.2%**[4]

Conservative Principles

- Net Debt in USD as a hedge to natural exposure of the business to international prices
- Concentration of funding in capital markets

Agency	Rating	Outlook	Date
S&P	BBB-	Negative	08/23/2023
Fitch	BBB-	Negative	08/09/2023
Moody's	Ba1	Stable	07/27/2023

Braskem reiterates its commitment to financial health through the maintenance of a robust cash position and a very long debt profile

Source: Braskem. Note (1): Excludes the amount of R$33 million allocated to the Financial Compensation and Support for Relocation Program in Alagoas and the debt of Braskem Idesa. Note (2): Sustainability-Linked Loan – liabilities linked to sustainability target (higher sales of Green PE - I'm green™ bio-based). Note (3): Excludes Standby Credit Facility of US$1.0 billion maturing in 2026. Note (4): Excludes Braskem Idesa's debt.

Braskem

In relation to capital allocation, Braskem seeks a balance between resilience and growth, ensuring financial health throughout the cycles

Capital Allocation[1]


(R$ million)
Net cash generated by operating activities
Maitenance CAPEX
Stretegic CAPEX
Dividend paid
Contribution for Mexico project
Financing activities
Others³
2,048
-1,460
-2,927
1,773
1,256
7,059
-5,182
3,786
2015
2016
2017
2018
2019
2020
2021
2022

ROIC[2]


(R$ million and %)
Dividends paid
ROIC
Braskem has good levels of return throughout the cycles
12%
14%
20%
17%
4%
4%
36%
6%
◄ 14.1%
0,482
1,998
0,999
1,500
0,669
0,002
5,993
1,350
2015
2016
2017
2018
2019
2020
2021
2022

Source: Braskem. Note (1): considers Braskem Idesa. Note (2): NOPAT/Invested capital. Note (3): considers mainly fx cash variation

Braskem

Finally, the Company reiterates its principles for a conservative financial strategy, supporting its investment grade by rating agencies

STRATEGIC DIRECTION

Shareholder Value Creation

- Continue to balance our capital allocation, returning value to shareholders over the cycle while investing in our business and in its growth opportunities, generating positive impact for all stakeholders

1. **Maintenance of a robust cash position and long debt,** ensuring ongoing compliance with financial obligations
2. **Leverage target throughout the cycle of 2.5x**[1]**,** supporting its investment grade by rating agencies
3. **Maintenance investments** for the cycle similar to the historical one, at around **US$500 – US$600 million annually**
4. **Cash conversion percentage in line with the sector,** prioritizing growth investments and optimizing its operating cycle
5. **Return to shareholders** throughout petrochemical **cycles**

Source: Braskem. Note (1): Leverage: Net Debt/Recurring EBITDA in dollars, excluding Braskem Idesa.

BRASKEM DAY23

CORPORATE STRATEGY

Rosana Avolio
Investors Relations, Strategic Planning and Global Marketing Intelligence Director

Braskem

Braskem's global strategy is anchored in its foundation and aligned to its strategic pillars, to achieve the objectives defined for each growth avenue, creating value to its shareholders

STRATEGIC PILLARS

Productivity and Competitiveness

Drive toward top quartile focusing on decarbonization initiatives and high value investments

Sustainability

Be a reference in the global chemical and plastics sector in sustainable development

Growth & Diversification

Increase diversification in bio and circular feedstock and products

Innovation

Deliver high value sustainable solutions through chemical and plastic innovation

GROWTH AVENUES

Traditional Business

- Growth trough high value investments
- Decarbonize currents assets

➢ GOAL: to reach carbon neutrality by 2050 and to reduce 15% in scope 1 and 2 GHG emissions by 2030

Bio-based

- Grow Bio-based resins and chemicals products
- Increase use of bio-based feedstocks

➢ GOAL: expansion of our Green products production capacity to 1 million tons by 2030

Recycling

- Grow circular products capacity (mechanical recycling)
- Increase use of circular feedstocks (advanced recycling)

➢ GOAL: Grow to 1 million tons of resins and chemicals with recycled content by 2030

FOUNDATION

SAFETY

Safe operations as a PERMANENT AND NON-NEGOTIABLE VALUE

PEOPLE

A human-centered company that promotes diversity, inclusion and human rights

GOVERNANCE

Governance and compliance in line with best market practices

Shareholders Value Creation

- Continue to balance our capital allocation, returning value to shareholders over the cycle while investing in our business and in its growth opportunities, generating positive impact for all stakeholders

Braskem

Therefore, for the next cycle, we will focus on the fronts of action that seek balance between the optimization of the current asset portfolio and the execution of growth and transformation investments, to ensure profitability and financial health

1 RESILIENCE AND FINANCIAL HEALTH

Implement initiatives to ***mitigate the impacts of the industry's down cycle***

MAXIMIZATION OF CASH GENERATION

2 BUSINESS GROWTH

Implement the Company's ***growth ambitions****, leveraging its competencies and* ***strategic differentials***

ADDITIONAL CASH CONTRIBUTION

CORPORATE STRATEGY

Shareholder Value Creation

- Balance capital allocation, returning value to shareholders throughout the cycle, generating a positive impact for all stakeholders

In resilience and financial health, the continued focus remains on initiatives to mitigate the impacts of the industry's down cycle, ensuring financial discipline

1 RESILIENCE AND FINANCIAL HEALTH

2 BUSINESS GROWTH

DIRECTION

Operational

Commercial and feedstock purchasing strategy

Greater sales for customers who prioritize the quality of Braskem's service

Global optimization of fixed and variable costs

Financial

Robust cash position and extended debt

Comfortable cash position, above the minimum

Debt coverage over 60 months

Maintenance of investment grade

Working capital optimization

Strategy

Competitiveness agenda for the Brazilian chemical industry

Asset portfolio optimization, seeking greater value capture in resilient businesses

Asset profitability

Adequacy of the operating rate of industrial assets in relation to the level of demand, prioritizing more competitive assets

Review of the shutdown schedule

Investment

Prioritization of growth investments with high returns, through partnerships

2023 DELIVERIES (9M23)	EBITDA	Cash Generation
	~US$300 MM	~US$350 MM

Braskem

In relation to its growth, the Company will continue to develop new business models with high potential for creating value through partnerships

1 RESILIENCE AND FINANCIAL HEALTH

2 BUSINESS GROWTH

The Company will continue to develop new business models with high potential for creating value and with partnerships:

oxygea	voqen	LUMMUS TECHNOLOGY	CAZOOLO	Terminal Química Puerto México
• Hub that will include an investment of US$150 million for the development of new businesses within five years • The initiative has two main pillars: **Venture Builder and Corporate Venture Capital**	• **Electricity and natural gas trader** • The objective is to leverage business opportunities by creating solutions that generate value and accelerate the sustainable energy transition of Braskem and the industry	• Partnership with Lummus Technology to **develop and license Braskem's technology for the production of green ethylene** • Partnership will extend geographic reach of green ethylene production technology globally	• **Braskem's new circular packaging design laboratory** • Space connected to Braskem's innovation ecosystem open to brand owners, customers, startups and designers dedicated to developing circular economy packaging solutions	• BI subsidiary responsible for the development and operation of the **ethane import terminal (TQPM) in Mexico** • The terminal will have a capacity of 80 thousand barrels of ethane per day, providing conditions for BI to import its feedstock needs and expand its capacity

For the traditional business growth avenue, the objective is to grow selectively, through high-value investments, in addition to decarbonizing current assets

1 RESILIENCE AND FINANCIAL HEALTH

2 BUSINESS GROWTH

TRADITIONAL BUSINESS

Industrial Decarbonization Program

- Objective: Absolute **reduction**[1] of GHG[2], scopes 1 and 2, of 15%, by 2030
- More than **230 MWm** of long-term electricity have already been contracted
- **150 ktonCO$_2$e/y** in 2025


voltalia
In operation (2022)
casadosventos
In operation (2022-2023)
casadosventos
Under construction (2022-2023)
VEOLIA
EDF energies nouvelles
Under construction (2021)
auren
Under construction (2024)
EDF energies nouvelles
Under construction (2024)
VESTA (COGERAÇÃO)
AUTOPRODUCTION
PPA

- New feedstock alternatives in Brazil through NGL[3] opportunities on **new pre-salt routes from 2028** to supply Braskem units
- Changes in the legal framework and the deregulation of the Natural Gas market should attract **more competitiveness to the Brazilian market**
- **Part of the NGL[3] could be directed to the RJ complex, enabling its expansion**

Pre-Salt areas:



Differential Cash Cost

~US$400/ton

Source: Braskem. Note: The achievement of the long-term objectives disclosed by the Company (within the projected costs and expected deadlines) are also subject to risks that include, but are not limited to: advancement, availability, development and accessibility of the technology necessary to achieve them. | Note (1): In relation to the average emissions for the years 2018, 2019 and 2020. Note (2): Greenhouse Gases. Note (3): Natural gas liquid.

Braskem

For the bioproducts business, Braskem will expand its product portfolio leveraging its global pioneering and strategic differences

1 RESILIENCE AND FINANCIAL HEALTH

2 BUSINESS GROWTH

BIOPRODUCTS

Objective: expand bioproduct production capacity to 1 million tons by 2030

Bioproduct Production Capacity
(in thousand tons)



TBD
~430
~200
60
200
260
60
200
200
2022
2023
2030e¹
Studies for the production of Green PP in the USA
Studies for new opportunities in Green Ethylene
sustainea bioglycols
Joint-venture with sojitz
BraskemSiam BIO-BASED POLYETHYLENE
Green Ethylene Expansion
Green Ethylene, RS, Brazil

ONGOING INITIATIVES

BraskemSiam BIO-BASED POLYETHYLENE Joint-venture with SCGC	Production of bioethylene from the dehydration of bioethanol, using EtE EverGreenTM technology, with a production capacity of up to 200kton/year of green ethylene
sustainea bioglycols Joint-venture with sojitz	Production and commercialization of monoethylene glycol from renewable feedstock (bioMEG), subject to approval of the technology
Licensing of green ethylene technology Partnership with LUMMUS TECHNOLOGY	Partnership to develop and license Braskem's technology to produce green ethylene
Studies to produce Green PP in the USA	Studies to evaluate investment in the production of the world's first bio-based PP on an industrial scale in the United States
Studies for new opportunities in green ethylene	Develop potential partnerships for different ethylene chains

EXPECTED VALUE CAPTURE — EBITDA ~US$600-800 MM

Source: Braskem. Note: Achieving the long-term objectives disclosed by the Company (within projected costs and expected deadlines) is also subject to risks that include, but are not limited to: advancement, availability, development and accessibility of the technology necessary to achieve them. | Note (1): Expectation based on the sum of the total production of ongoing projects.

In the recycling growth avenue, Braskem aims to expand the portfolio of circular products, through chemical and mechanical recycling

1 RESILIENCE AND FINANCIAL HEALTH

2 BUSINESS GROWTH

RECYCLING

Objective: increase the sales volume of products with recycled content to 1 million tons in 2030

Main initiatives announced

(kton/year)



50
23
26
99
Mechanical Recycling¹
Mechanical Recycling²
Global Chemical Recycling³
Total

Mechanical Recycling

- Braskem acquired **61.1% of the share capital of recycler Wise Plásticos**, in February 2023
- Plan to reach **50,000 tons by 2026**, focusing on high-quality PCR

wise™ Valorizamos plástico.

Chemical Recycling

- Signing of a contract with Vitol, a multinational energy and commodities company, to supply **pyrolysis oil produced through chemical recycling** from WPU – Waste Plastic Upcycling A/S facilities in Denmark

Vitol

WPU Waste Plastic Upcycling

GLOBAL ADVOCACY

Ensure the chemical sector as a fundamental link for the circular economy of plastics and in the promotion of public policies for collection, separation, waste management and use of products

Source: Braskem. Note (1): Mechanical Recycling Brazil considers Wise volumes, own assets and expansion. Note (2): Mechanical Recycling Europe considers volumes from the Upsyde platform. Note (3): Global Chemical Recycling considers volumes of circular feedstock produced through chemical recycling.

In Braskem, innovation is a fundamental pillar of the strategy to enable the Company's long-term growth...

1 RESILIENCE AND FINANCIAL HEALTH

2 BUSINESS GROWTH

INNOVATION PLATFORMS

1 DECARBONIZATION

CO_2 capture, conversion and use projects, as well as the development of technologies to reduce CO_2 emissions from industrial assets

2 BIOMASS INTO CHEMICAL PRODUCTS

Developing **Green Ethylene technology**, as well as **developing other biochemicals** and materials that will enable Braskem to reach **adjacent markets**

3 RECYCLING

Technologies for **converting plastic waste into value-added products**. Includes chemical and mechanical recycling technologies and processes

INVESTMENT IN INNOVATION[1]

(R$ million)


200
248
251
303
514
615
+70%
+20%
2018
2019
2020
2021
2022
2023e

RECOGNITION

Recognized as one of the 20 companies most innovative in Brazil

Second place in the Valor Innovation Award in the Oil, Gas and Petrochemical sector

3rd place by Fundação Dom Cabral in the ranking of the most innovative companies in Brazil

Source: Braskem. Note (1): Considers the sum of CAPEX + Operational Expenses + Oxygea + Sustainea and does not consider royalties.

… with several initiatives to explore opportunities and accelerate innovation in the petrochemical sector

1 RESILIENCE AND FINANCIAL HEALTH

2 BUSINESS GROWTH

Conversion of CO_2 into Chemicals

UNIVERSITY OF ILLINOIS CHICAGO
College of Education

- Partnership to develop technology to capture CO_2 from gases emitted in industrial operations and convert it into ethylene in addition to other chemicals

USP Universidade de São Paulo / ufscar

- Project to evaluate catalytic and electrocatalytic routes to convert CO_2 into chemical products, such as olefins and alcohols

Electrification of Crackers

- Braskem and Coolbrook plan to jointly implement a pilot project in which Braskem will evaluate the use of a disruptive technology called Roto Dynamic Reactor (RDR) in the demonstration phase in its industrial assets

COOLBROOK

- The project involves the electrification of crackers by replacing the use of thermal energy derived from fossil fuels with electricity generated from renewable sources, which is one of the ways for Braskem to achieve half carbon neutrality by 2050

Strategic Partnerships for Recycling

- Development of technologies and processes for converting plastic waste into value-added products through chemical and mechanical recycling
- Among the partnerships, institutes and universities stand out for developing partners and recycling technologies, in addition to offtake contracts with companies, and the development of proprietary technologies

SENAI

nexus CIRCULAR

Vitol

Venture Builder

oxygea

- Oxygea Ventures is a corporate venture capital arm launched in 2022, dedicated to leveraging the work of startups that work in sustainable innovation and digital transformation
- In 2023, Oxygea Labs consolidated 30 partnerships in its innovation ecosystem and received 324 applications from startups in its acceleration program, of which 6 were selected

Since the last meeting with investors, we have implemented ~20 projects aligned to corporate strategy

2020

New PP Plant in the USA

Delta reinforces Braskem's leadership position in the North American PP market and as the third largest PP producer in the world



2021

Casa dos Ventos

Wind energy purchase contract

EDF Renewables

Start of operation of the EDF Renewables wind complex, which will supply renewable energy to Braskem

Green PE Wax

Launch of the world's first PE wax from a renewable source, with a lower CO_2 footprint, is recyclable and has diverse applications

Alcamare

Long-term cooperation agreement with Alcamare to produce resins from recycled material in Mexico

2022

Decarbonization Plan

Development of the global MAC curve and decarbonization roadmap

Casa dos Ventos e Voltalia

Start of supplying wind energy by Casa dos Ventos and solar energy by Voltalia

EDF Renewables

Wind energy purchase contract

Veolia

Steam purchase contract produced from biomass with Veolia

Lummus Technology

Partnership to develop and license Braskem's technology for producing green ethylene

Sustainea

JV formed between Braskem and Sojitz to produce bio-MEG and bio-MPG

Nexus Circular

Acquisition of minority shareholding in Nexus Circular LLC, which operates in chemical recycling

2023

Ethane Import Terminal

Agreement with Advario for construction of the Ethane Import Terminal

Casa dos Ventos

Wind energy purchase contract

DBN of Green PE

Completion of the expansion of green ethylene production capacity to 260 kton/year in Triunfo – RS

Braskem Siam

JV of Braskem and SCG Chemicals to produce bioethylene from the dehydration of bioethanol

PP biobased

Project to evaluate investment in the production of PP from renewable sources

Wise Plásticos

Acquisition of majority shareholding in Wise Plásticos

Upsyde

JV in the Netherlands with Terra Circular, a company focused on converting solid waste

Vitol

Contract for the supply of pyrolysis oil produced through chemical recycling

LEGEND

Traditional Business | Biobased | Recycling

Braskem

BRASKEM DAY 23

FINAL REMARKS

Roberto Bischoff
CEO

Braskem

In 2023, despite the challenges of the external scenario, Braskem made important deliveries, with the implementation of financial preservation and value creation initiatives

2023 CONCENTRATIONS

- **Optimize asset operation and focus on cost discipline**
- Implement **financial preservation** initiatives, with a focus on **creating value for shareholders**
- **Prioritize, selectively, investments** related to eliminating plastic waste and combating climate change, and **focus on initiatives related to social responsibility and human rights**
- Amplify **strategic innovation** and **digital transformation**
- **Advance on all action fronts related to the geological event in Alagoas,** fulfilling the commitments established in agreements

HIGHLIGHTS

EBITDA 2023	CASH GENERATION 2023
~US$300 MM	~US$350 MM

wise

BraskemSiam
BIO-BASED POLYETHYLENE

oxygea

Increasing Investments in ~70% (compared with 2022)

Progress on all fronts, with 99% achieved in the relocation and compensation program (PCF)

Braskem

About the cycle, the expectation is that spreads in the international market will show a recovery considering the greater balance between global supply and demand expected

Box Analysis: Evolution of International Spreads vs. Braskem Sales Volumes

(Base 100 = 2.000) – Product Price – Feedstock Price
Base Volume = 2020-2022 Average


Realized
Estimate
Recovery
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2023
2024e
2025e
2026e

COMMENTS:

- 2023 represents the trough of the petrochemical cycle, due to (i) the slowdown in economic activity in general and (ii) capacity additions made in recent years
- In the coming years, a better balance between supply and demand in the sector is expected:
  - **Supply:** lower capacity input and potential rationalization movements of low-scale and/or non-integrated producers
  - **Demand:** maintenance of demand growth, especially after the normalization of interest rates

The box analysis is a proxy to measure the impact of the price scenario on Braskem's results. In this exercise, all other variables besides prices are held constant

To capture cycle opportunities, it is important to highlight Braskem's competitive differentials

GLOBAL COMPANY	Industrial units located in **Brazil, United States, Mexico and Germany** and Global commercial network, with offices in the **Americas, Europe and Asia**, serving **clients in several countries globally**
LEADER IN THE MARKETS THAT WE PLAY	Leader in the Americas and **6th largest producer of thermoplastic resins in the world**; Only integrated petrochemical company in basic chemicals and polymers in Brazil
EFFECTIVE COMPLIANCE AND GOVERNANCE SYSTEM	**Conclusion of external monitoring**, after the fulfillment of the commitments assumed with DoJ[1], SEC[2] and MPF[3]; **Level 1 of Corporate Governance in B3**
CONCRETE CONTRIBUTIONS TO SUSTAINABLE DEVELOPMENT	**World leader in biopolymers** and committed to the **Carbon Neutral Circular Economy** and ESG fundamentals
CLIENT FOCUSED AND A FUTURE-ORIENTED COMPANY	Commercial strategy focused on **partnership and proximity with clients** and **implementation of digital initiatives**, with the goal of transforming our core business and also creating new business models
RISK MANAGEMENT AS PART OF THE CORPORATE STRATEGY	**Geographic and feedstock diversification strategy** allowing the Company to mitigate cycle volatility risks
ROBUST FINANCIAL STRATEGY	**Strong liquidity position**, with most debt maturing in the long term and **consistent operating cash generation**, even in periods of down cycles in the petrochemical industry

Source: Braskem. Note (1): DoJ: United States Department of Justice. Note (2): SEC: U. S. Securities and Exchange Commission. Note (3): MPF: Federal Public Ministry (BRA).

Braskem's differentiators, supported by its corporate strategy, will be fundamental to delivering the expected results for value initiatives

STRATEGIC DIRECTION

1 RESILIENCE AND FINANCIAL HEALTH

MAXIMIZING CASH GENERATION

2 BUSINESS GROWTH

ADDITIONAL CASH CONTRIBUTION

CORPORATE STRATEGY

VALUE CREATION

EXPECTED VALUE CAPTURE	EBITDA[1] (run-rate) ~US$300 MM
EXPECTED VALUE CAPTURE	EBITDA[1] ~US$800 -1,200 MM

Source: Braskem. Note (1): Considering current scenario estimates based on the Company's corporate strategy for 2030.

BRASKEM DAY 23

Investors Relations

RI Website: https://www.braskem-ri.com.br/

E-mail: braskem-ri@braskem.com.br

Contact: +55 (11) 3576-9531

Spotify YouTube